FILE NO. 082-03311

SHISEIDO

(Translation)

Public Notice of the Opening of Special Account, Etc.
in Response to the Implementation of Share Certificate Dematerialization System

November 26, 2008

To the shareholders and registered pledgees on shares:

[redacted]

Shiseido Company, Limited
5-5, Ginza 7-chome, Chuo-ku, Tokyo

Shinzo Maeda
President & CEO
(Representative Director)

With regard to the book-entry transfer system for stocks, etc. (share certificate dematerialization system) after the enforcement of the "Law to Amend Part of the Law Concerning Book-Entry Transfer of Bonds, Etc. to Streamline Settlements for Trading in Stocks, Etc." (2004 Law No. 88; hereinafter the "Settlement Streamlining Law"), Shiseido Company, Limited (the "Company"), by resolution at the meeting of its Board of Directors held on July 31, 2008, agreed that the shares of common stock issued by the Company would be handled by Japan Securities Depository Center, Inc. (JASDEC), central depository clearing system.

Hence, pursuant to the provisions of Article 8, paragraph 1 of the Supplementary Provisions to the Settlement Streamlining Law, public notice is hereby given of the following matters:

1. Account management institution with which the special account will be opened:

The following is the account management institution with which the Company will apply for the opening of an account (special account) for the shareholders, etc. (shareholders and registered pledgees on shares who do not use any central depository clearing system for stocks, etc.; hereinafter the "target shareholders") to whom notices shall be given as provided for in Article 8, paragraph 1 of the Supplementary Provisions to the Settlement Streamlining Law upon the enforcement of the said Law and such special account will be opened:

Name: The Chuo Mitsui Trust and Banking Company, Limited

Address: 33-1, Shiba 3-chome, Minato-ku, Tokyo

2. Notice to Japan Securities Depository Center, Inc. with regard to the special account:

The Company will give notice to Japan Securities Depository Center, Inc. of the matters (the special account opened and the specified matters to state or record the shares of common stock of the Company in the account) provided for in Article 8, paragraph 5 of the Supplementary Provisions to the Settlement Streamlining Law with regard to the target shareholders as of the date of the enforcement of the said Law (January 5, 2009) without delay on or after such date.

With regard to the shareholders and registered pledgees on shares, other than the target shareholders, who use any central depository clearing system for stocks, etc. upon the enforcement of the Settlement Streamlining Law, their shares of common stock of the Company will be stated or recorded in the accounts opened with their respective securities companies on the date of the enforcement of the said Law (January 5, 2009) in accordance as provided for in Article 7 of the Supplementary Provisions to the said Law.

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